September 21, 2018

Taylor Zhang
Chief Financial Officer
China XD Plastics Co Ltd
No. 9 Dalian North Road, Haping Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang Province, PRC 150060

       Re: China XD Plastics Co Ltd
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 9, 2018
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 1-34546

Dear Mr. Zhang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 1- Basis of presentation, significant concentrations and risks
(b) Accounting Pronouncement Adopted in 2018
Revenue recognition, page 6

1. We note your disclosures on page 6 for the adoption of ASC 606, which appear to substantially replicate the disclosures you provided in your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50. Please tell us how you considered the disclosure guidance set forth in ASC 606-10-50 (e.g.
       explanations of your performance obligations, transaction price allocated to remaining
 Taylor Zhang
China XD Plastics Co Ltd
September 21, 2018
Page 2
         performance obligations, significant judgments applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.
Form 10-K for Fiscal Year Ended December 31, 2017

Risk Factors, page 48

2. We note the risk factors on pages 60-61 related to PRC restrictions that could prevent you from distributing dividends to your foreign subsidiaries. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Tracie Mariner at (202) 551-3744 with any questions.



                                                               Sincerely,
FirstName LastNameTaylor Zhang
                                                               Division of
Corporation Finance
Comapany NameChina XD Plastics Co Ltd
                                                               Office of
Manufacturing and
September 21, 2018 Page 2                                      Construction
FirstName LastName